Circle Group Holdings, Inc
                                                              1011 Campus Driver
                                                             Mundelein, Il 60060
                                                                    847.549.6002
                                                                Fax:847.549.6028
                                                                    www.crgg.com
                                                                        AMEX CXN

August 11, 2005



Attention: Ms. Cicely D. Luckey
Accounting Branch Chief
Division of Corporate Finance
Securities Exchange Commission
Washington, D.C. 20549

Re: Circle Group Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-32134

Dear Ms. Luckey,

Your correspondence by facsimile forwarded to the undersigned was received July 26, 2005. The responses required of Circle Group by your letter follows and the text of your letter has been repeated for your convenience of review.

A. SEC INFORMATION REQUESTED.

Form 10-K for the year ended December 31, 2004

Item 5 - Market Price for Common Equity and Related Stockholder Matters, page 9

1. We note your issuance of common stock for professional and consulting services performed. Please tell us how you accounted for these stock issuances, the value assigned for these services and the nature of your relationship with whom the stock was issued. Reconcile these issuances with the information provided in your Consolidated Statements of Stockholders' Equity for "Stock issued for services."

REPLY TO 1.


     Circle Group accounted for the stock issuances by amortizing the expense over the term of the contracts. The values of the shares were recorded on the equity section of the balance sheet and the profit and loss statement was charged for compensation based on the value described in this reply. All of the listed stock issuances occurred during the fourth quarter of 2004. The table below identified the recipient, nature of the services and the expected dates of the amortizations.

     (i) Nature of Services Total Number Shares Issued Professional Services 2,514,619 Consulting Services 1,200,000

     (ii) Circle Group assigned the stock price as of the trading price as traded on the American Stock Exchange on the date of the contract that Circle Group agreed to issue the stock to the respective recipients.

     (iii) A summary of the transactions are provided below -

1. October 31, 2004,  we issued     3,022 shares of our common stock in exchange for professional services.

2. November 19, 2004, we issued 1,000,000 shares of our common stock in exchange for consulting services.

3. November 23, 2004, we issued   155,840 shares of our common stock in exchange for professional services.

4. November 21, 2004, we issued   100,000 shares of our common stock in exchange for professional services.

5. November 30, 2004, we issued     3,599 shares of our common stock in exchange for professional services.

6. December 10, 2004, we issued   200,000 shares of our common stock in exchange for consulting services.

7. December 27, 2004, we issued 2,250,000 shares of our common stock in exchange for professional services.

8. December 31, 2004, we issued     2,158 shares of our common stock in exchange for professional services.

1. Securities issued relating to numbers 1,3,5,8 from above is due to a long-term relationship developed several years ago with our corporate law firm. They chose to take 25% of their billable fees in restricted stock as payment. This is an on going relationship.

2. This consultant purchased these shares at 90 cents per share and agreed to provide, on terms acceptable to the Company, certain consulting services in Greece, including, but not limited to, securing the distribution and sale of the Company's products in Greece, securing a manufacturing plant in Greece and providing investment, merger and/or acquisition opportunities to the Company

4. This company was granted shares in exchange for Public Relations Services.

6 & 7. During the term of this agreement the consultants shall market and introduce the company to the International financial and business community in the Middle East. During the term of this agreement the consultant shall secure distribution, sales, and locate a manufacturing plant, in Israel. The Consultant shall also introduce investors and provide merger and/or acquisition opportunities for the Company.

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition

2. We note that your On-line bedding segment subcontracts the production of your bedding products to manufacturers and the manufacturers drop ship the products to your customers. Please tell us how you considered EITF 99-19 for reporting revenue from this segment. REPLY TO 2.

     In accordance with EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," Circle Group recognizes all amounts billed by Online Bedding as gross revenue because Circle Group is at risk for the payment of its direct costs, whether or not the customers pay on a timely basis or at all, and Circle Group assumes a significant amount of other risks and liabilities such as freight changes, and therefore, is deemed to be a principal in regard to these transactions.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Going Concern Qualification, page 4

3. Please explain your consideration of Item 310(b) of Regulation S-B as it related to filing the accountants' review report given your statement that your independent auditors have included an explanatory paragraph in their review report on the March 31, 2005 consolidated financial statements.

REPLY TO 3.

     Under Item 310(b) of Regulation S-B, the Accountants Review Report dated May 9 2005 is provided and attached hereto. A comparable situation will arise in the second quarter of 2005 and an updated letter will be issued related thereto on Form 10-Q for the Quarterly Period Ended June 30, 2005 . Note 6 - Stockholders' equity, page F-6

4. Please explain to us how you determined the value of your note receivable currently in default is not impaired. In addition, tell us what the repayment terms are and what your plans are if these repayment terms are not met.

REPLY TO 4.

     The original Full Recourse Promissory Note was issued in 2004 in the amount of $2,040,000. The amount of $1,075,000 was paid in 2004 in part with the last payment of $175,000 being made on March 3, 2005 with the original balance of the debt was to be paid by May 2005. To avoid unnecessary use of time, resources and expenses of litigation, the Company had made a decision in Q-1 to pursue a structured settlement in 4 payments totaling the balance due. Based upon agreed upon a schedule of payments, the Debtor made a second payment of $325,000, which came back as non-collectible funds in April of 2005 during the second quarter. Repeated attempts to collect were unsuccessful and the Company filed an action which is now pending in the Illinois Federal Court to collect the remaining balance of $965,000. Although the Note has Full Recourse and we believe that the Debtor has the assets and the capability to pay the balance now due, our Auditors have informed us that the entire remaining unpaid balance will be fully impaired in the upcoming 10Q Filing for the period ending June 30 2005. This litigation will be updated as necessary in Q-2 and future filings.

Circle Group Holdings acknowledges the following 3 statements:


o The company is responsible for the adequacy and accuracy of the disclosure in its filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


     We hereby respectfully submit to you the answers contained herein and please do not hesitate to contact the undersigned if you would like any further clarification on your review of the File No. 1-32134.



                                  Kind regards,

                                  Circle Group Holdings, Inc.



                                  -----------------------------
                                  Dana L. Dabney
                                  Chief Financial Officer



Copy:    Thomas Flinn
         Gregory J. Halpern
         Ken Kwiatt, Esq.

                                   Exhibit A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Circle Group Holdings, Inc.

We have reviewed the accompanying consolidated balance sheets of Circle Group Holdings, Inc. as of March 31, 2005 and 2004, and the related statements of operations, and cash flows for the three-month period(s) then ended. These consolidated financial statements are the responsibility of the company's management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to the consolidated financial statements that might be necessary should the Company be unable to continue as a going concern.

/s/Spector & Wong, LLP
----------------------
Spector & Wong, LLP
Pasadena, CA
May 9, 2005

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